# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hub Cyber Security Ltd., CIK 0001905660
CUSIP: M6000J184
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 85 WILLOW ROAD, MENLO PARK, California (CA), 94025
Date of event which requires filing of this statement: 05/27/2026
Filed by CIK 0002138608

## Reporting persons
- Annamalai Rajeev C: type of reporting person: individual (IN); citizenship or place of organization: India (K7); sole voting power 71,326; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 8,202.7 (5.65% of the class)
  Comment: Retail investor

## Item 1. Issuer
Name of issuer: Hub Cyber Security Ltd.
Address of issuer's principal executive offices: 2 Kaplan Street, Tel Aviv-Yafo, L3 6473403

## Item 2. Person Filing
Name of person filing: Annamalai Rajeev C
Address of principal business office or, if none, residence: 700 Agnew Road. Santa Clara, 95054
Citizenship: India

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8202.70
Percent of class: 5.65
Sole power to vote or to direct the vote: 71326
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Passive Investor is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Annamalai Rajeev C: /s/ Annamalai Rajeev C, Annamalai Rajeev Chinnikannu (06/02/2026)